

September 23, 2011

Via E-mail
James R Smith, Jr.
Interim Chief Executive Officer
Motricity Inc.
601 108th Avenue Northeast, Suite 800
Bellevue, WA 98004

> **Re: Motricity Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2011**
> **File No. 001-34781**

Dear Mr. Smith:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form of Proxy

1.   We note that the language of Proposals 3 and 4 on your proxy card asks shareholders to vote on whether or not to hold advisory votes. Please revise the proposals to indicate that they are, respectively, advisory votes to approve (1) the compensation of your named executive officers and (2) the frequency of votes for approval of executive compensation. Please revise language elsewhere in your proxy statement to conform with the changes on your proxy card. See Rule 14a-21(b) and the instruction to Rule 14a-21(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Nina Andersson-Willard
        Brown Rudnick LLP